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                                                                     EXHIBIT 8.2

Toronto, November 29, 2001

Madison Oil Company
9400 North Central Expressway
Suite 1209
Dallas, Texas 75231

Ladies and Gentlemen:

RE: INCOME TAX CONSEQUENCES OF PROPOSED MERGER
    FILE NO.: 3851-9

We have acted as special counsel to Madison Oil Company, a Delaware corporation ("Madison"), in connection with the proposed merger (the "Merger") of MOC Acquisition Corporation, a Delaware corporation ("MOC Acquisition") and a wholly-owned subsidiary of Toreador Resources Corporation, a Delaware corporation ("Toreador"), with and into Madison. All capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of October 3, 2001, among Toreador, MOC Acquisition and Madison (the "Merger Agreement").


In our opinion, the material consequences under the Income Tax Act (Canada) ("ITA") generally applicable to Madison common stockholders who, for purposes of the ITA, dispose of their Madison common stock pursuant to the Merger Agreement or pursuant to the appraisal rights available to them at law are set forth below.

This description is based upon the current provisions of the ITA, the regulations thereunder and the current published administrative practices and policies of the Canada Customs and Revenue Agency, all in effect as of the date hereof. This description also takes into account the specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposals will be enacted substantially as proposed. However, no assurances can be given that the tax proposals will be enacted as proposed, or at all. This description does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the Canada Customs and Revenue Agency. This description does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the Canada Customs and Revenue Agency to confirm the tax consequences of any of the transactions herein described.


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The ITA contains provisions relating to securities held by certain financial institutions. This description does not take into account these particular rules. This description is not exhaustive of all possible Canadian federal income tax considerations. It is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any person other than Madison.


MADISON STOCKHOLDERS RESIDENT IN CANADA


The following portion of this description is applicable only to Madison common stockholders who, for purposes of the ITA and any applicable income tax convention, at all relevant times, are or are deemed to be resident in Canada, hold their Madison common stock and will hold any Toreador common stock and the right to receive the Turkish consideration (as defined below) acquired pursuant to the merger as capital property and deal at arm's length with and will not be affiliated with any of Madison, MOC Acquisition or Toreador.


Generally, Madison common stock and the right to receive the Turkish consideration will be considered to be capital property of a Madison stockholder unless such common stock or right to receive the Turkish consideration is held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade.

DISPOSITION OF MADISON COMMON STOCK

A Madison stockholder who disposes of Madison common stock pursuant to the merger will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the holder's Madison common stock, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Madison common stock (see "Taxation of Capital Gain or Capital Loss," below).

The proceeds of disposition of Madison common stock to a holder thereof will include the fair market value at the time of Toreador common stock received in consideration for the Madison common stock.

A Madison stockholder will also receive consideration for the holder's Madison common stock in the form of a contingent right to receive a payment relating to money which may potentially become payable to two of Madison's subsidiaries by the Turkish government (the "Turkish consideration"). Although the matter is not free from doubt, we are of the view that the proceeds of disposition of Madison common stock to a holder thereof will also include the fair market value at that time of the right to receive the Turkish consideration.

The cost of Toreador common stock received on the merger will be equal to the fair market value of such Toreador common stock at the time of acquisition. Such cost will be averaged at any given time with the adjusted cost base of any other Toreador common stock held by

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the holder as capital property for the purposes of determining the holder's adjusted cost base of Toreador common stock.

The cost to the holder of the right to receive the Turkish consideration will be the fair market value of the right at the time of acquisition.

TAXATION OF CAPITAL GAIN OR CAPITAL LOSS

A taxpayer will generally be required to include in income for the year one-half of any capital gain (a "taxable capital gain") in the year in which the gain is realized and will generally be entitled to deduct one-half of any capital loss (an "allowable capital loss") from taxable capital gains realized in the year, in any subsequent year, and in any of the three preceding years to the extent and in the circumstances described in the ITA.

Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the ITA.

A Madison stockholder who realizes a capital loss on the disposition of Madison common stock may in certain circumstances have that loss reduced by the amount of any dividends, including deemed dividends, which have been received by the holder in respect of his or her Madison common stock at a time when Madison was resident in Canada for purposes of the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such shares.

A Madison stockholder that is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

DIVIDENDS ON TOREADOR COMMON STOCK

Dividends on Toreador common stock will be required to be included in the recipient's income for purposes of the ITA. Any such dividends received by an individual will not be subject to the gross-up and dividend tax credit rules contain in the ITA. A stockholder that is a corporation will be required to include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A stockholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

DISPOSITION OF TOREADOR COMMON STOCK

A disposition or deemed disposition of Toreador common stock by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the

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holder of the Toreador common stock immediately before the disposition (see
"Taxation of Capital Gain or Capital Loss," above).

DISPOSITION OF TURKISH CONSIDERATION AND PAYMENTS OF TURKISH CONSIDERATION

The tax consequences of a disposition of the right to receive the Turkish consideration or payments made of such Turkish consideration are uncertain as the legal nature of the right to receive the Turkish consideration is uncertain.

We are of the view that a disposition or deemed disposition of the right to receive the Turkish consideration will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the cost amount to the holder of the right to receive Turkish consideration immediately before the disposition (see "Taxation of Capital Gain or Capital loss," above). In addition to a transfer of the holder's rights to the Turkish consideration, a disposition for these purposes would include the termination of the holder's rights to receive the Turkish consideration at the time Toreador's obligation to make a payment of the Turkish consideration is satisfied or at such time as such obligation terminates where no payment is to be made.

Accordingly, (i) a holder who receives payment of the Turkish consideration will be considered to have proceeds of disposition equal to the amount of such payment and would deduct from such proceeds the holder's cost of the right to receive the Turkish consideration and any reasonable costs of disposition to determine the capital gain (or capital loss) in respect of the right to receive the Turkish consideration, and (ii) a holder whose rights to receive the Turkish consideration are terminated without receipt of any payment will be considered to have proceeds of disposition of nil and will realize a capital loss equal to the holder's cost thereof plus any costs of disposition.

FOREIGN PROPERTY INFORMATION REPORTING


In general, a "specified Canadian entity", as defined in the ITA, for a taxation year or fiscal period, whose total cost amount of "specified foreign property", as defined in the ITA, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, of any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Toreador common stock will constitute specified foreign property to a holder. ACCORDINGLY, HOLDERS OF TOREADOR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN ADVISORS REGARDING COMPLIANCE WITH THESE RULES.


DISSENTING MADISON COMMON STOCKHOLDERS

A Madison Common Stockholder who dissents to the merger by exercising the holder's appraisal rights is entitled to receive payment from Madison equivalent to the fair value of

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his or her Madison common stock. Such holder will be deemed to have disposed of the holder's Madison common stock for proceeds of disposition equal to such fair value received and will realize a capital gain (or capital loss) to the extent that the difference between the amount received from Madison exceeds (or is less than) the adjusted cost base of the Madison common stock to the holder. The treatment of any such capital gain (or capital loss) will be the same as described above under "Taxation of Capital Gain or Capital Loss".

EMPLOYEE HOLDERS OF MADISON OPTIONS RESIDENT IN CANADA


The following portion of this description is applicable to holders of Madison stock options who, for the purposes of the ITA and any applicable income tax convention, at all relevant times, are resident or deemed to be resident in Canada, deal at arm's length with and, are not affiliated with any of Madison, Toreador or MOC Acquisition, are current or former employees of Madison (or any wholly-owned subsidiary thereof), deal at arm's length with such corporation and received their Madison options in respect of, in the course of, or by virtue of, such employment and at a time when Madison was not a "Canadian-controlled private corporation " within the meaning of the ITA.


EXERCISE OF MADISON STOCK OPTIONS


Madison optionholders who exercise their Madison stock options prior to the effective time will be subject to income tax consequences arising on such exercise which are not addressed in this description. Madison optionholders who are considering the exercise of Madison stock options are encouraged to consult their own tax advisors to determine the tax consequences of the exercise.


EXCHANGE OF MADISON STOCK OPTIONS FOR TOREADOR STOCK OPTIONS

On the exchange of Madison stock options for Toreador stock options, the optionholder should not be considered to have disposed of the Madison stock options, provided that (i) the only consideration received on the exchange is a Toreador stock option, and (ii) the total value of Toreador common stock which may be acquired under the Toreador stock options immediately after the exchange less the total amount payable by the optionholder to acquire the Toreador common stock does not exceed the total value of the Madison common stock the optionholder was entitled to acquire under the Madison stock options immediately before the exchange less the total amount that was payable by the option holder to acquire the Madison common stock.

NON-EMPLOYEE HOLDERS OF MADISON STOCK OPTIONS AND WARRANTS RESIDENT IN CANADA

Holders of Madison stock options and warrants who hold their options and warrants as capital property and whose option and warrant agreements provide that in the event of a merger of Madison with another entity, their options and warrants shall be exercisable into

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stock of the merged entity, should not be deemed to have disposed of their
Madison options and warrants on the merger.

Holders of Madison options and warrants whose option and warrant agreements do not provide for the merger of Madison with another entity will generally be deemed to have disposed of their Madison options and warrants for proceeds of disposition equal to the fair market value of the options and warrants to purchase Toreador common stock received on the merger and to have acquired their Toreador options and warrants at a cost equal to those proceeds. (See "Taxation of Capital Gain or Capital Loss", above.)

PROPOSED AMENDMENTS RELATING TO FOREIGN INVESTMENT ENTITIES

On August 2, 2001, the Department of Finance (Canada) released a draft of income tax legislation relating to the taxation of certain interests held by certain Canadian residents in certain non-resident entities.

In general, this proposed legislation would apply to persons owning inter alia shares, or rights to acquire shares, of a "foreign investment entity", subject to certain exemptions . One such exemption would apply if Toreador is resident in a country in which there is a prescribed stock exchange, the shares are listed on a prescribed stock exchange and are widely-held and actively traded and there is no tax avoidance motive for acquiring the interest. The proposed legislation contains detailed provisions describing when a person would be considered to have a tax avoidance motive. If Toreador were treated as a foreign investment entity, Toreador common stock would potentially be subject to the proposed legislation. The proposed legislation is expected to take effect for a holder's 2002 taxation year.

The proposed legislation would require an annual determination of whether Toreador is a foreign investment entity and, if it is such an entity, whether Toreador satisfies the conditions for the public company exemption referred to above or any other exemption. Each of these determinations would be based primarily on the nature of Toreador's assets and activities.

Madison common stockholder, optionholders and warrantholders are advised that the proposed legislation (if enacted in its current form and depending on factual circumstances) could apply to Toreador common stock, options and warrants at the time the proposed legislation takes effect. However, a definitive conclusion cannot be made until the legislation is enacted in its final form and the relevant time for determining Toreador's status as a foreign investment entity occurs. Moreover, as the proposed legislation would require an annual determination of whether Toreador is a foreign investment entity, and if so, what, if any exemptions would apply, no assurance can be given with respect to the application of the proposed legislation in any particular year.

Assuming the enactment of the proposed legislation in its current form, for the year 2002 and subsequent years, if Toreador is considered to be a foreign investment entity in a particular

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year and is not exempt from the application of the proposed rules, a Toreador stockholder holding Toreador stock (including options and warrants) would generally be required to include in (or deduct from) income, on an annual basis, any increase (or decrease) in the value of the Toreador stock in the year and any amount received from Toreador in respect of Toreador common stock. A certain deferral amount may be available for gains accruing to December 31, 2001. On a disposition of Toreador stock, the holder would generally be required to include (or deduct) from income, the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the Toreador stock at the commencement of the taxation year in which the disposition occurs, plus the deferral amount referred to above.

Alternatively, if the holder of Toreador stock so elects and the requisite information is available to the holder, the holder would be required to include in (or, to the extent of the cumulative net inclusions for prior years, deduct from) income the holder's share of Toreador's income (or loss) for the year (calculated in accordance with the proposed legislation) other than the portion of such income that, in effect, has been subject to tax at Canadian income tax rates. Any amount so included (or deducted) in computing the holder's income would be added (or deducted) in computing the adjusted cost base of the Toreador stock to the holder. Toreador is under no obligation to provide the information necessary for the holder to make this election.

MADISON STOCKHOLDERS NOT RESIDENT IN CANADA


The following portion of this description is applicable only to holders of Madison common stock who, for purposes of the ITA and any applicable income tax convention, are neither resident nor deemed to be resident in Canada and who do not use or hold and are not deemed to use or hold the Madison common stock in carrying on a business in Canada. Special rules, which are not discussed in this description, may apply to a non-resident Madison stockholder that is an insurer carrying on business in Canada and elsewhere.


DISPOSITION OF MADISON COMMON STOCK

A non-resident Madison stockholder will not be subject to taxation on capital gains under the ITA on the exchange of Madison common stock for Toreador common stock or on the deemed disposition of Madison common stock pursuant to the exercise of the holder's appraisal rights, provided that the holder's Madison common stock either: (i) is not "taxable Canadian property" of the holder for purposes of the ITA or; (ii) is "taxable Canadian property" that is "treaty-protected property" of the holder for purposes of the ITA.

Generally, Madison common stock will be taxable Canadian property of a holder at a particular time if: (i) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, has owned (or had under option or an interest in) 25% or more of the issued shares of any class or series of the capital stock of Madison at any time during the five-year period immediately preceding the particular time and at any

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particular time during that five year period Madison common stock derived more than 50% of its value from any combination of real property situated in Canada, Canadian resource properties and timber resource properties; or (ii) Madison common stock is deemed to be taxable Canadian property of the holder under a specific provision of the ITA.

Even if Madison common stock is considered to be taxable Canadian property of the holder, it will be considered treaty-protected property of a holder at any time for purposes of the ITA if any income or gain from the disposition of such shares by the holder at that time would be exempt from tax in Canada under the terms of an applicable income tax convention.

ELIGIBILITY FOR INVESTMENT BY DEFERRED PLANS

Provided Toreador common stock is listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the NASDAQ), Toreador common stock will be a qualified investment under the ITA for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans (collectively, "deferred plans").

The right to receive the Turkish consideration will not be a qualified investment for deferred plans under the ITA.

Both Toreador common stock and the Turkish consideration will be "foreign property" under the ITA for RRSPs, DPSPs, RRIFs and other persons to whom Part XI of the ITA is applicable.




Yours truly,


/s/ OGILVY RENAULT


OGILVY RENAULT

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